Exhibit 99.1

Dejour Energy Reports Q2 2012 Revenue of $1.77 Million

41% Increase in Oil & Gas Production Q2 2012 vs. Q2 2011

Vancouver, British Columbia, August 14, 2012 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the second quarter period ended June 30, 2012.

Co-Chairman and CEO Robert Hodgkinson states, "I am pleased to report that we are on schedule to undertake the initial development of our valuable 'liquids-rich' project at Kokopelli and expect to mobilize a rig in the next few weeks. Given recent softness in NGL prices, our program has been prudently adjusted and one well will be drilled in 2012 to meet the minimum investment required to preserve our lease position in Kokopelli. Additional development drilling will be deferred until early 2013 and the size of the program will depend on continued recovery of natural gas and NGL prices, which appear to have hit bottom in April and May of this year.”

Q2 2012 Highlights

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives that resulted in:

1.	Successfully reached an agreement on a binding term sheet for a US$14 million line of credit from an U.S. institutional lender to fund the development of its U.S oil and gas leases, subject to certain closing conditions. Subsequent to the end of the quarter, the Company has agreed with the lender to amend the proposed line of credit to US$7.5 million, subject to certain terms, conditions and requirements, which are currently under discussion. This is consistent with the Company’s current drilling plans.

2.	Raised gross proceeds of US$4.7 million in equity under challenging market conditions, allowing the Company to support exploration, development and acquisition of oil and gas properties and for working capital purposes.

Near-Term Corporate Objectives

•	Maximize oil production at the Woodrush Project;

•	Close the initial line of credit for our first and second increment of drilling at Kokopelli;

•	Drill and complete our first well at Kokopelli in the second half of 2012.

•	Focus on oil commercialization opportunities at the Company’s North and South Rangely leaseholds.

Summary of Selected Financial Highlights

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Gross Revenues	1,771,000	1,816,000	3,699,000	3,400,000
Operating Cash Flow (1)	(496,000)	(260,000)	(964,000)	(753,000)
Operating Loss (1)	(1,261,000)	(797,000)	(2,716,000)	(1,994,000)
EBITDA (1)	324,000	591,000	786,000	(714,000)
Adjusted EBITDA (1)	(291,000)	6,000	(638,000)	(236,000)
Net Loss	(580,000)	(189,000)	(934,000)	(2,268,000)
Net loss per share	(0.004)	(0.002)	(0.007)	(0.019)

(1) A non-GAAP measure, which is defined in the “Non-GAAP Measures” section of this news release.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary
	Three months ended June 30,		Six months ended March 31,
	2012	2011	2012	2011
Production Volumes:
Oil and natural gas liquids (bbls/d)	215	185	210	161
Natural gas (mcf/d)	1,146	614	1,209	1,119
Total (BOE/d)	406	287	411	347

Average Price Received:
Oil and natural gas liquids ($/bbls)	78.85	94.83	83.53	89.64
Natural gas ($/mcf)	2.16	3.91	2.32	3.90
Total ($/BOE)	47.88	69.44	49.43	54.07

Royalties ($/BOE)	7.86	13.32	8.30	9.30

Operating and Transportation Expenses ($/BOE)	22.72	18.01	23.95	15.30

Netbacks ($/BOE)	17.30	38.11	17.18	29.47

Revenue

For the three months ended June 30, 2012 (“Q2 2012”), the Company recorded $1,771,000 in oil and natural gas sales as compared to $1,816,000 in oil and natural gas sales for the three months ended June 30, 2011 (“Q2 2011”). The decrease in gross revenues was due to lower realized oil prices in the current quarter despite higher oil production. The increase in natural gas production for the current quarter was mainly the result of the temporary curtailment of production due to maintenance related downtime at the regional gas processing plant in the 2nd quarter of 2011.

Net Loss and Operating Loss

The Company’s net loss for the current quarter was $580,000 or $0.004 per share, compared to a net loss of $189,000 or $0.002 per share for the same quarter in 2011. The Company’s operating loss for the current quarter was $1,261,000, compared to $797,000 for Q2 2011. The increase in net loss and operating loss was primarily due to the increase in operating and transportation expenses. This was partly offset by the decrease in general and administrative expenses and finance costs.

Cash Balance and Bank Line of Credit

The Company had cash and cash equivalents of $3,678,000 as at June 30, 2012. In addition to the cash balance, the Company has an unused line of credit limit of $1.5 million from a Canadian Bank.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”). The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently). In May 2012, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before September 30, 2012. As at June 30, 2012, a total of $5.5 million of this facility was utilized.

Selected Financial Highlights (See “Non-GAAP Measures” section below for explanations)

Operating Cash Flow

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from (used in) operating activities - GAAP	(728,000)	(460,000)	(1,847,000)	(1,292,000)
Add: changes in non-cash operating working capital	232,000	200,000	883,000	539,000

Operating Cash Flow - Non-GAAP	(496,000)	(260,000)	(964,000)	(753,000)

Operating Netback

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Gross Revenues	1,771,000	1,816,000	3,699,000	3,400,000
Less: Royalties	(291,000)	(348,000)	(621,000)	(585,000)
Less: Operating and transportation	(840,000)	(471,000)	(1,792,000)	(978,000)
Operating Netback	640,000	997,000	1,286,000	1,837,000

Operating Loss

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(580,000)	(189,000)	(934,000)	(2,268,000)
Add back (losses) and deduct gains:
Impairment losses	-	187,000	9,000	195,000
Change in fair value of warrant liability	(681,000)	(795,000)	(1,791,000)	79,000
Operating Loss	(1,261,000)	(797,000)	(2,716,000)	(1,994,000)

EBITDA

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(580,000)	(189,000)	(934,000)	(2,268,000)
Deferred tax recovery	-	-	-	(187,000)
Finance costs	208,000	282,000	333,000	525,000
Amortization, depletion and impairment losses	696,000	498,000	1,387,000	1,216,000
EBITDA	324,000	591,000	786,000	(714,000)

Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
EBITDA	324,000	591,000	786,000	(714,000)
Adjustments:
Stock-based compensation	66,000	210,000	367,000	399,000
Change in fair value of warrant liability	(681,000)	(795,000)	(1,791,000)	79,000
Adjusted EBITDA	(291,000)	6,000	(638,000)	(236,000)

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash operating working capital items.

Operating Netback is a non-GAAP measure defined as gross revenues less royalties and operating and transportation expenses.

Operating Loss is a non-GAAP measure defined as net loss excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

EBITDA is a non-GAAP measure defined as net loss before income tax expense, finance costs, and amortization, depletion and impairment losses.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP such as Operating Cash Flow, Operating Netback, Operating Loss, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Consolidated Financial Statements

The Company’s consolidated financial statements and management discussion & Analysis (“MD&A”) for the six months ended June 30, 2012 are available at the Company’s website at: http://www.dejour.com and http://www.sedar.com.

The Company had adjusted the comparative figure in the line item "changes in non-cash working capital" in its statement of cash flows for the three months ended June 30, 2011. Accordingly, cash flows from (used in) operating activities for the three months ended June 30, 2011 have been increased by $1,652,825 and cash flows from (used in) investing activities have been decreased by $1,652,825. This adjustment had no impact on reported assets (including cash and cash equivalents), liabilities, shareholders’ equity, revenues, expenses, net and comprehensive loss for the period or net loss per common share basic and diluted. Please see Note 14 of the interim condensed consolidated financial statements for the six months ended June 30, 2012 for details.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 101,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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